SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                       Final Amendment
                Issuer Tender Offer Statement
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                     One American Corp.
                      (Name of Issuer)

                     One American Corp.
            (Name of Person(s) Filing Statement)

                           Common
               (Title of Class of Securities)

                         6823 1E1 07
             (CUSIP Number of Class Securities)


Philip K. Smith, Gerrish & McCreary, P.C.
700 Colonial Road, Suite 200
Memphis, TN  38117,  (901) 767-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                        July 21, 1998
(Date Tender Offer First Published, Sent or Given to Security Holders)


                  Calculation of Filing Fee
Transaction:  Stock Repurchase Plan Amount of Filing Fee:  $900.00
Valuation:   $4,500,000             Calculation:  1/50 of 1%

X Check box if any part of the fee is offset as provided by rule 0.11(a)2 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $900.00
Form or Registration No.: Issuer Tender Offer Statement;Schedule 13E-4
Filing Party:             One American Corp.
Date Filed:               July 21, 1998


               RESULTS OF ISSUER TENDER OFFER


Material Changes.

Since the filing of the original Schedule 13E-4, there have been no material changes in the Issuer Tender Offer
Statement other than the termination and results of the tender offer as described in this document.

Termination.

This Final Amendment to the Issuer Tender Offer Statement, along with disclosing the results of the tender offer, is to advise that the tender offer has terminated as of August 21, 1998.

Results of Tender Offer.

As a result of the issuer tender offer, 22,466 shares of One American Corp. common stock were acquired at $25.00 per share for an aggregate consideration of $561,650. The source of funds for the purchase of such securities was excess bank capital declared as a dividend from First American Bank and Trust to One American Corp. As a result of the repurchase of 22,466 shares, One American Corp. currently has a total of 2,673,624 shares issued and outstanding and the total number of shareholders of One American Corp. was reduced from 802 shareholders to 786 shareholders.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SIGNATURES:

                         ONE AMERICAN CORP.

Date:  August 27, 1998        By:  /s/ Frank J. Bourgeois
                              Name:     Frank J. Bourgeois
                              Title:    President and CEO